UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           ROBERTSON-CECO CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $0.01 par value per share
                         (Title of Class of Securities)

                                   770 539 203
                                 (CUSIP Number)

                             Michael E. Heisley, Sr.
                                RC Holdings, Inc.
    5600 Three First National Plaza, Chicago, Illinois  60602 (312) 419-8220
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                January 31, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MICHAEL E. HEISLEY, SR.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO, WK, BK
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         9,000,460
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                9,000,460
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,000,460
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     56.0% (assuming 16,082,618 shares outstanding)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     HEISLEY INVESTMENTS LIMITED PARTNERSHIP
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     BK
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         4,332,834
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                4,332,834
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,332,834
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.9% (assuming 16,082,618 shares outstanding)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     PN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     RC HOLDINGS, INC.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     NEVADA
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         2,499,999
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                2,499,999
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,499,999
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.5% (assuming 16,082,618 shares outstanding)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
______________  _________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     RBC HOLDINGS, L.P.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         2,499,999
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                2,499,999
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,499,999
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.5% (assuming 16,082,618 shares outstanding)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     PN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  770 539 203
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PETTIBONE CORPORATION
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     WC, BK
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         2,166,500 shares
  BENEFICIALLY _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                2,166,500 shares
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
     2,166,500
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.5% (assuming 16,082,618 shares outstanding)
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 Amendment No. 6
                                       to
                                  Schedule 13D
                                       of
                               RC Holdings, Inc.,
                               RBC Holdings, L.P.
                             Michael E. Heisley, Sr.
                              Pettibone Corporation
                                       and
                     Heisley Investments Limited Partnership
                               with respect to the
                     Common Stock, par value $0.01 per share
                                       of
                           Robertson-Ceco Corporation


          The information contained in the (i) original Schedule 13D ("Original
Schedule 13D") filed November 19, 1993 by RC Holdings, Inc. (formerly called Heico Acquisitions, Inc.) ("RC Holdings") and Michael E. Heisley, Sr. ("Heisley"), (ii) Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1") filed December 14, 1993 by RC Holdings, Heisley and RBC Holdings, a Delaware limited partnership ("RBC"), (iii) Amendment No. 2 to the Original Schedule 13D ("Amendment No. 2") dated November 20, 1995 by RC Holdings, Heisley, RBC, Michael E. Heisley, Jr. and Emily Heisley Stoeckel, (iv) Amendment No. 3 to the Original Schedule 13D ("Amendment No. 3") filed January 10, 1996 by Heico, Heisley, RBC, RC Holdings and Pettibone Corporation ("Pettibone") is incorporated herein by reference, (v) Amendment No. 4 to the Original Schedule 13D ("Amendment No. 4") filed August 20, 1996 and (vi) Amendment No. 5 to the Original Schedule 13D filed October 9, 1996 ("Amendment No. 5").

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 6 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Robertson-Ceco Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5000 Executive Parkway, Suite 425, San Ramon, California 94583.

ITEM 2.  IDENTITY AND BACKGROUND

          This Amendment No. 6 is filed on behalf of (i) RBC, (ii) RC Holdings,
(iii) Heisley, (iv) Pettibone and (v) Heisley Investments Limited Partnership ("Heisley Investments"). Heisley is the Chief Executive Officer and Vice Chairman of the Company.

          The principal executive offices of Heisley Investments are located at 4225 Naperville Road, Suite 200, Lisle, Illinois 60532-3657. Heisley Investments is a holding company. The two general partners of Heisley Investments are Heisley and Heisley Addison Properties, Inc.

          The following persons are the directors and executive officers of Heisley Investments:

                                   Title(s) of Heisley Investments
Name and Address                   (Principal Occupation)
Michael E. Heisley                 President and Director
Heico Acquisitions                 (Chairman, President and Chief Executive
5600 Three First National Plaza    Officer of Pettibone)
Chicago, IL  60602

Stanley H. Meadows                 Assistant Secretary and Director
McDermott, Will & Emery            (Partner of McDermott, Will & Emery,
227 West Monroe Street             a law firm)
Chicago, IL  60606

Larry W. Gies                      Vice President, Secretary and Treasurer
The Heico Companies                (Executive Vice President and Chief
2075 Fox Field Road                Financial Officer of Pettibone)
St. Charles, IL  60174

          Each of the directors and executive officers of Heisley Investments is a United States citizen.

          During the past five years, neither Heisley Investments nor any of its executive officers or directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On August 20, 1996, Pettibone entered into a Stock Purchase Agreement, filed as Exhibit 18 to Amendment No. 4 (the "Stock Purchase Agreement"), with Sage Capital Corporation ("Sage") whereby, on three dates, Pettibone will purchase from Sage a total of 4,666,000 shares of Common Stock for $27,996,000 (or $6.00 per share) (the "Stock Purchase"). Pursuant to the Stock Purchase Agreement, on September 30, 1996, Pettibone purchased 1,166,500 shares for an aggregate purchase price of $6,999,000.

          On January 30, 1997, Pettibone assigned its rights under the Stock Purchase Agreement to Heisley Investments, pursuant to the Assignment set forth as Exhibit 20 hereto. Pursuant to the Stock Purchase Agreement, on January 31, 1997, Heisley Investments purchased 1,166,500 shares for an aggregate purchase price of $6,999,000 plus interest on such amount equal to the interest rate per annum charged for borrowings from Heisley Investments' primary lending bank (or banks) on August 19, 1996. In addition, Heisley Investments shall purchase the remaining 2,333,000 shares of Common Stock on September 30, 1997 for an aggregate purchase price of $13,998,000. In any event, Heisley Investments may purchase any or all of the remaining 2,333,000 shares at any time or times prior to September 30, 1997 by providing ten (10) days prior written notice to Sage.

          The Purchase Price for the remaining 2,333,000 shares shall be increased to reflect interest on such amount equal to the interest rate per annum charged for borrowings from Heisley Investments' primary lending bank (or banks) on August 19, 1996.

          In connection with the Stock Purchase, Sage appointed officers of Heisley Investments as its attorney-in-fact and proxy for Sage until October 15, 1997 or as long as the Stock Purchase Agreement remains in effect, whichever is longer; provided, however, if Heisley Investments fails to purchase from Sage the shares of Common Stock on the purchase dates indicated in the Stock Purchase Agreement, the proxy shall immediately be revoked with respect to such shares not purchased.

          The shares of Common Stock that Heisley Investments will acquire from Sage have Registration Rights as described in Exhibit 19 filed with Amendment No. 4.

          In addition, on January 31, 1997, a limited partner of RBC Holdings, L.P. sold his 833,334 shares of Common Stock to Heisley Investments for $8.58 per share.

          Heisley Investments financed its purchases of an aggregate 1,999,834 shares of Common Stock on January 31, 1997, and currently anticipates that it will finance the remaining Stock Purchase, with its line of credit with Bank of America Illinois.


ITEM 4.  PURPOSE OF TRANSACTION

          Except as provided herein, RBC, RC Holdings, Heisley, Pettibone and Heisley Investments have no current plans with respect to the disposition of the shares of Common Stock or the acquisition of additional shares of Common Stock. However, subject to their obligations under various loan agreements disclosed herein or in the Original 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3, Amendment No. 4 or Amendment No. 5, they may dispose of all or a portion of the shares of Common Stock held by them, if they determine at any time that such disposition may be made at prices and on terms and conditions they believe to be favorable, and they may acquire additional shares of Common Stock if they determine at any time that such shares are available at prices and on terms and conditions they believe to be favorable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) - (b) RBC (and Heisley and RC Holdings, indirectly through RBC) owns 2,499,999 shares of Common Stock. Such shares represent 15.5% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock issued and outstanding on November 1, 1996). RBC, RC Holdings and Heisley have sole voting and dispositive power with respect to all of such shares of Common Stock.

          Heisley also directly owns 1,127 shares of Common Stock, over which he has sole voting and dispositive power.

          After taking into account Heisley Investments' purchase of 1,999,834 shares of Common Stock on January 31, 1997 and Heisley Investments' obligation to purchase 2,333,000 shares of Common Stock pursuant to the Stock Purchase Agreement, Heisley Investments (and Heisley, indirectly through Heisley Investments) beneficially owns 4,332,834 shares of Common Stock, which represent 26.9% of the issued and outstanding Common Stock (based on the number of shares of Common Stock issued and outstanding on November 1, 1996). Heisley, as a general partner of, and as director and President of the other general partner, of Heisley Investments, has sole voting and dispositive power with respect to such Common Stock.

          Pettibone (and Heisley indirectly through Pettibone) beneficially owns 2,166,500 shares of Common Stock which represents 13.5% of the issued and outstanding Common Stock (based on the number of shares of Common Stock issued and outstanding on November 1, 1996). Heisley, as controlling partner of the sole stockholder of Pettibone and as Executive Officer of Pettibone, has sole voting and dispositive power with respect to such Common Stock.

          When the above shares are aggregated and after taking into account Heisley Investments' obligation to purchase 2,333,000 shares of Common Stock pursuant to the Stock Purchase Agreement, RBC, RC Holdings, Heisley, Pettibone and Heisley Investments collectively beneficially own 9,000,460 shares of Common Stock, which represent 56.0% of the issued and outstanding Common Stock (based on the number of shares of Common Stock issued and outstanding on November 1,
1996).

          (c) Except in connection with the Stock Purchase Agreement, RBC, Heisley, RC Holdings, Pettibone and Heisley Investments have not effected any transaction in the Common Stock within the 60 day period immediately prior to the event requiring the filing of this Amendment No. 6.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described in Items 2, 3 and 4 above or stated in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 or Amendment No. 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among RBC, RC Holdings, Heisley, Pettibone and Heisley Investments, or between them and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1. Letter of Intent dated November 9, 1993 between Heico Acquisitions, Inc. and Robertson-Ceco Corporation (previously filed with original Schedule 13D).

          2. Asset Purchase and Stock Subscription Agreement dated as of December 2, 1993 by and among Heico Acquisitions, Inc., Robertson Ceco Corporation and Robertson Espanola, S.A. (previously filed with Amendment No.
1).

          3. Registration Rights Agreement dated December 14, 1993 by and between RBC Holdings, L.P. and Robertson-Ceco Corporation (previously filed with Amendment No. 1).

          4. Loan Agreement dated as of December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

          5. Pledge Agreement dated as of December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          6. Security Agreement dated December 6, 1993 by RBC Holdings, L.P. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          7. Pledge Agreement dated December 6, 1993 by Heico Acquisitions, Inc. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          8. Pledge Agreement dated December 6, 1993 by Michael E. Heisley, Sr. in favor of Gerald D. Hosier (previously filed with Amendment No. 1).

          9. Assignment of Note and Collateral Agreement dated December 6, 1993 between Michael E. Heisley, Sr. and Gerald D. Hosier (previously filed with Amendment No. 1).

          10. Promissory Note dated December 14, 1993 made by Heico Acquisitions, Inc., payable to Michael E. Heisley, Sr. (previously filed with Amendment No. 1).

          11. Promissory Note dated December 6, 1993 made by Michael E. Heisley, Sr. payable to Gerald D. Hosier (previously filed with Amendment No.
1).

          12. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Foothill Capital Corporation and its affiliates (previously filed with Amendment No. 2).

          13. Stock Purchase Agreement dated November 20, 1995 among Michael E. Heisley, Jr., Emily Heisley Stoeckel and Pettibone Corporation (previously filed with Amendment No. 2).

          14. Demand Promissory Note dated November 20, 1995 in the amount of $4,260,000 made by Michael E. Heisley, Sr. payable to the order of Bank of America Illinois (previously filed with Amendment No. 2).

          15. Guaranty dated as of November 20, 1995 executed by Pettibone Corporation in favor of Bank of America Illinois (previously filed with Amendment No. 2).

          16. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Emily Heisley Stoeckel payable to the order of Michael E. Heisley, Sr. (previously filed with Amendment No. 2).

          17. Promissory Note dated November 20, 1995 in the amount of $2,130,000 made by Michael E. Heisley, Jr. payable to the order of Michael E. Heisley, Sr. (previously filed with Amendment No. 2).

          18. Stock Purchase Agreement dated August 19, 1996 by and among Pettibone Corporation and Sage Capital Corporation (previously filed with Amendment No. 4).

          19. Registration Rights Agreement dated May 17, 1993 between Robertson-Ceco Corporation and Sage RHH (previously filed with Amendment No. 4).
          20. Assignment Agreement dated as of January 30, 1997, by Pettibone Corporation for the benefit of Heisley Investments Limited Partnership.


                                    SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1997                RC HOLDINGS, INC.
                                        for itself and as general partner of RBC
                                        Holdings, L.P.


                                        By:  /s/ Michael E. Heisley, Sr.
                                        Name:  Michael E. Heisley, Sr.
                                        Title:  Chief Executive Officer



                                        PETTIBONE CORPORATION


                                        By:  /s/ Michael E. Heisley, Sr.
                                        Name:  Michael E. Heisley, Sr.
                                        Title: Chief Executive Officer



                                        Michael E. Heisley, Sr.


                                        HEISLEY INVESTMENTS LIMITED PARTNERSHIP
                                        By:  Heisley Addison Properties,
                                             Inc., its general partner


                                        By:   /s/ Michael E.Heisley, Sr.
                                        Name:  Michael E. Heisley, Sr.
                                        Title: President